Exhibit 4.11

PROMISSORY NOTE EXTENSION

Principal Amount:	$1,000,000	Original Note dated December 31, 2002

FOR VALUE RECEIVED, PHOTONIC PRODUCTS GROUP, INC., a New Jersey corporation (formerly INRAD, INC., hereinafter called "Issuer"), hereby promises to pay to the order of WELLAND, LTD. and its successors and assigns (hereinafter called the "Holder"), at such address as the Holder may designate in writing to Issuer, the principal sum of ONE MILLION DOLLARS ($1,000,000) plus all accrued interest owing hereunder in lawful money of the United States of America on or before the Maturity Date (as defined below).  For purposes of this Note, "Maturity Date" shall be extended from December 31, 2008 to April 1, 2009.

At the option of Holder, WELLAND, LTD., the note and all accrued interest owing at the time of maturity may be repaid in lawful money of the United States of America and/or a combination of shares of the Common Stock of, and Warrants to purchase the Common Stock of, Photonic Products Group, Inc., as proscribed under the terms of the Note.

Holder shall be entitled to payment of any or all accrued interest, upon request, in cash or securities at the option of the Holder, provided notice of such request is delivered to the issuer with in 45 days prior to the request date.

IN WITNESS WHEREOF, Issuer has caused this Note Extension to be signed in its name by its duly authorized officer and its corporate seal to be affixed hereto.

PHOTONIC PRODUCTS GROUP, INC.

By:	/s/William J. Foote
Chief Financial Officer

Date:	February 15, 2008